February 3, 2012

Mr. Michael McTiernan

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3010 CF/AD8

Washington, DC 20549

Re:	Dividend Capital Total Realty Trust, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2010
Filed on March 25, 2011
File No. 000-52596

Dear Mr. McTiernan:

We are writing in response to the comment letter from the Staff of the Commission’s Division of Corporation Finance, dated January 23, 2012, regarding the Company’s Form 10-K for the year ended December 31, 2010. For your convenience, we have reproduced below the comment from the comment letter and included the Company’s response.

1.	We note your response to comment 2 in your letter dated September 2, 2011 and comment 1 in your letter dated September 15, 2011 regarding our request for additional disclosure regarding your NAV estimate. In future Exchange Act filings in which you disclose your estimated value per share, please include the following supporting disclosures:

•

the process by which the value estimate was determined, including the role of each of the parties involved in the process, the person(s) making the ultimate determination, the primary and secondary valuation methods used, any conflicts with third party advisors, and whether or not the final determination was consistent with the range of values provided by any third party advisor;

•

a breakdown of the value assigned to each major asset type (e.g. properties, securities, cash), the liabilities, and the share number used to calculate the per share amount, along with a comparable breakdown for any prior period value estimate;

•

the key assumptions used in the primary valuation method, including the weighted average for each key assumption broken out by material property type, cautionary language regarding the sensitivity of assumptions, and a quantitative example of the sensitivity of the estimate to changes in assumptions;

•	the relationship between the aggregate purchase price of your properties (as adjusted for related capital expenditures) and the value assigned to your properties; and

•	a list of any prior period value estimates and the approximate date on which the next value estimate will be provided.

Response: As requested above and as previously discussed with the Staff, the Company will address and disclose the requested supporting disclosures annually in its Form 10-K, as well as in any other Exchange Act filings in which the Company first discloses a new estimated value per share. If the Company republishes the estimated value per share in a subsequent Exchange Act filing, the Company will also reference the original Exchange Act filing that contains the related disclosures.

Mr. Michael McTiernan, Assistant Director

February 3, 2012

Page Two

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information, or if we can be of any further assistance, please call me at (303) 339-3609. My direct fax is (303) 597-0426.

Sincerely,

/s/ M. Kirk Scott

M. Kirk Scott
Chief Financial Officer

cc:	Robert S. Bergdolt, Esq.
DLA Piper LLP (US)